UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 5, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In compliance with the Nasdaq Listing Rule 5250(c)(2), VivoPower International PLC has filed its unaudited consolidated statement of financial position as of December 31, 2023, and its unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated cash flow statement for the six months ended December 31, 2023. The financial information set forth in this report is unaudited and subject to adjustment in connection with the audit of the Company’s financial statements for the year ending June 30, 2024.

This Current Report on Form 6-K ("Form 6-K”) is being filed to include the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2023 and 2022 and to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

Highlights for the half year ended December 31, 2023

●

As reported in our preliminary results announcement in January, revenue from continuing operations declined to $5.9 million, from $8.7 million in the half year ended December 31, 2022, reflecting a disciplined refocus on profitable revenues, especially from the Critical Power Services business unit, adverse foreign exchange movements (relating to the Australian dollar) and a heightened focus on scaling up the Electric Vehicle business unit.

●

Net after-tax loss from continuing operations decreased to $7.8 million, as compared to a loss of $10.4 million in the half year ended December 31, 2022, despite the decline in revenues and increasing headcount in Tembo UK and Australia. This was aided by the focus on higher margin revenues as well as technology and outsourcing driven efficiency savings and reduced non-recurring costs.

●	EBITDA for the half-year to December 21, 2023, improved versus the same period last year from increased profitability in the Critical Power Services division.
●

Tembo signed a definitive joint venture agreement with Francisco Motor Corporation in September 2023 to develop and supply electric utility vehicle (“EUV”) electrification kits for a new generation of electric jeepneys (e-jeepneys) in the Philippines.

●	Tembo's order and commitment book continued to grow, increasing to 18,400+ EUV and 25,500+ Jeepney kits.
●	Tembo was honoured with the electrical vehicle innovation of the year award at the Tech Innovation Awards 2023 hosted in Dubai.
●	Expanded Tembo on the ground presence with team members now in Australia, Asia, as well as the United Kingdom, United Arab Emirates and the Netherlands.
●	Post the balance sheet date, a business combination agreement was announced as in progress with an expected completion date by August 2024. The agreement will see Tembo merge with Cactus Acquisition Corp 1 Limited (CCTS), a special purpose acquisition company, with Tembo being listed as a separate entity on the Nasdaq.
●	VivoPower signed a joint venture with Geminum Pty Ltd in October 2023 to design, test and implement digital twins of Tembo’s EUVs and ancillary Vivopower sustainable energy solutions (SES).
●

VivoPower’s Solar Development business unit has secured board and shareholder approval to spin off the majority of its portfolio in exchange for a distribution in kind in the form of stock in the spin off entity. This will be reprioritised following the completion of the Tembo business combination agreement.

Our unaudited half year results reflect a heightened focus on profitable revenues (especially from the Critical Power Services business unit led by Aevitas) as well as technology and outsourcing driven efficiency cost savings. As a result, while our revenues declined, our net loss from continuing operations contracted. Notwithstanding a very challenging macro environment for electric vehicle companies, we have made significant strategic and commercial progress with Tembo, our Electric Vehicle business unit. On the commercial front, in September 2023, Tembo signed a definitive joint venture agreement with Francisco Motor Corporation to develop and supply EUV electrification kits for a new generation of electric jeepneys (e-jeepneys) in the Philippines, which is expected to open up an estimated $10 billion total addressable market opportunity. On the operational front, we completed our first shipment of the next generation EUV conversion kits while our next generation pilot vehicle has now travelled more than 1000km without any issues as the team focuses on preparing the ramp-up in assembly required to meet the demand from our existing partners and customers. Further, following December 31, 2023, we achieved certain milestones required to proceed to a follow on strategic direct investment of $5 million into Tembo at a pre-money valuation of $120 million, from a private investment office based by a member of the ruling Al Maktoum family of Dubai.

Finally, for our Sustainable Energy Solutions business unit, we signed a joint venture with Geminum Pty Ltd in October 2023 to design, test and implement digital twins of Tembo’s EUVs and ancillary Vivopower sustainable energy solutions (SES)”.

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

About Non-IFRS Financial Measures

Our results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS and may be different from non-IFRS or non-GAAP measures used by other companies.

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation of IFRS Financial Measures to Adjusted (Underlying) EBITDA for Continuing Operations

	Six months ended December 31
(US dollars in thousands except per share amounts)	2023	2022
Net loss	(7,828)	(11,216)
Loss from discontinued operations	-	804
Loss from continuing operations	(7,828)	(10,412)
Income tax credit	(196)	(379)
Net finance expense	2,291	2,466
Share based compensation	208	60
Restructuring & other non-recurring costs[1]	1,261	112
Depreciation and amortisation	706	691
Non-recurring cost of sales costs[2]	-	3,554
Adjusted (Underlying) EBITDA for continuing operations	(3,559)	(3,908)

Notes:

(1) Restructuring and other non-recurring costs relate to one-off impairments on two Solar projects in FY24 following the non-renewal on lease extensions.

(2) Non-recurring cost of sales is related to one-off loss on Edenvale solar farm in FY23.

Reconciliation of IFRS Financial Measures to Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS

	Six months ended December 31
(US dollars in thousands except per share amounts)	2023	2022
Loss from continuing operations	(7,828)	(10,412)
Restructuring & other non-recurring costs[1]	1,261	112
Non-recurring cost of sales costs[2]	-	3,554
Adjusted (Underlying) continuing earnings for EPS	(6,567)	(6,746)

Loss from continuing operations – per share[3]	(2.92)	(4.39)
Restructuring & other non-recurring[1,3] – per share	0.47	0.05
Non-recurring cost of sales costs[2,3] – per share	0.00	1.50
Adjusted (Underlying) continuing EPS	(2.45)	(2.84)

Note:

(1)	Restructuring and other non-recurring costs relate to one-off impairments on two Solar projects in FY24 following the non-renewal on lease extensions.
(2)	Non-recurring cost of sales is related to one-off loss on Edenvale solar farm in FY23.
(3)	Earnings per share has been restated for a 1:10 reverse stock split completed on 5 October 2023.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

For further guidance on risks, uncertainties and other factors that can have an impact on our outcomes, please refer to Item 3. Key Information – D. Risk Factors, as reported in the Company’s Annual Report on Form 20-F, for the year ended June 30, 2023. Specifically, the consolidated financial statements included therein were prepared on a going concern basis and do not include any adjustments that result from uncertainty about our ability to continue as a going concern. However, if losses continue, and if we are unable to raise additional financing on sufficiently attractive terms or generate cash through sales of solar projects or other material assets or other means, then we may not have sufficient liquidity to sustain our operations and may not be able to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended June 30, 2023, includes an explanatory paragraph indicating that a material uncertainty exists which may cast material doubt on the group’s ability to continue as a going concern if it is unable to secure sufficient funding. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Financial Results for the Six Months Ended December 31, 2023

The Company and its subsidiaries (the “Group”) generated from continuing operations revenue of $5.9 million, gross profit of $0.5 million, operating loss of $4.5 million, and net loss of $7.8 million in the first half of its current fiscal year ending June 30, 2024. This compares to the same period in the prior year when the Group generated revenue of $8.7 million, gross loss of $3.6 million, an operating loss of $8.2 million, and a net loss of $10.4 million from its continuing operations.

Management analyses the Company’s business in five reportable segments: Critical Power Services, Electric Vehicles, Sustainable Energy Solutions, Solar Development and Corporate Office. Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Electrical Pty Limited (“Kenshaw”), which operates in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo”), a Netherlands headquartered specialist battery-electric and off-road vehicle company delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 7 active solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the UK.

The following are the results of continuing and discontinued operations by reportable segment:

(Unaudited)
	Continuing operations						Discon- tinued
Six months ended December 31, 2023 (US dollars in thousands)	Critical Power Services	Electric Vehicles	Solar	SES	Corporate	Total	Critical Power Services	Total
Revenue from contracts with customers	5,910	-	-	-	-	5,910	-	5,910
Costs of sales:
Edenvale extreme weather	-					-		-
Other cost of sales	(5,373)	-	-	-	-	(5,373)	-	(5,373)
Total cost of sales	(5,373)	-	-	-	-	(5,373)	-	(5,373)
Gross profit	537	-	-	-	-	537	-	537
General and administrative expenses	(661)	(748)	(30)	(172)	(2,739)	(4,350)	-	(4,350)
Gain/(loss) on solar development	-	-	-	-	-	-	-	-
Other income / (expenses)	95	-	-	(49)	-	46	-	46
Depreciation and amortization	(364)	(335)	-	(2)	(5)	(706)	-	(706)
Operating loss	(394)	(1,083)	(30)	(223)	(2,744)	(4,473)	-	(4,473)
Restructuring & other non-recurring costs	-	-	(1,261)	-	-	(1,261)	-	(1,261)
Finance income	7	-	-	-	-	7	-	7
Finance expense	(1,894)	(137)	-	(27)	(240)	(2,298)	-	(2,298)
Loss before income tax	(2,281)	(1,220)	(1,291)	(250)	(2,984)	(8,025)	-	(8,025)
Income tax	-	196	-	-	-	196	-	196
Loss for the period	(2,281)	(1,024)	(1,291)	(250)	(2,984)	(7,828)	-	(7,828)

(Unaudited)
	Continuing operations						Discon- tinued
Six months ended December 31, 2022	Critical Power Services	Electric Vehicles	Solar	SES	Corporate	Total	Critical Power Services	Total
Revenue from contracts with customers	7,821	912	-	-	-	8,733	-	8,733
Costs of sales:
COVID-19 disruption	(3,554)					(3,554)		(3,554)
Other cost of sales	(7,815)	(999)	-	-	-	(8,814)	-	(8,814)
Total cost of sales	(11,369)	(999)	-	-	-	(12,368)	-	(12,368)
Gross loss	(3,548)	(87)	-	-	-	(3,635)	-	(3,635)
General and administrative expenses	(687)	(714)	(136)	(214)	(2,462)	(4,213)	-	(4,213)
Gain/(loss) on solar development	-	-	-	26	-	26	(804)	(778)
Other income	25	275	-	-	-	300	-	300
Depreciation and amortization	(345)	(339)	-	(2)	(5)	(691)	-	(691)
Operating loss	(4,555)	(865)	(136)	(190)	(2,467)	(8,213)	(804)	(9,017)
Restructuring & other non-recurring costs	-	(30)	-	-	(82)	(112)	-	(112)
Finance income	1	-	-	-	-	1	-	1
Finance expense	(2,595)	(36)	(34)	146	52	(2,467)	-	(2,467)
Loss before income tax	(7,149)	(931)	(170)	(44)	(2,497)	(10,791)	(804)	(11,595)
Income tax	-	379	-	-	-	379	-	379
Loss for the period	(7,149)	(552)	(170)	(44)	(2,497)	(10,412)	(804)	(11,216)

Revenue

Revenue from continuing operations in the first half of the current fiscal year ending June 30, 2023, was $5.9 million, down from $8.7 million in the first half of the prior fiscal year.

Revenue from continuing operations of the Critical Power Services businesses, Kenshaw, was $5.9 million for the period, a decrease of 24% compared to the $7.8 million earned in the comparative period in FY23. This comprised a 100% reduction in solar project revenue in Aevitas Solar ($2.8m) due to there being no active projects during the current period, compared to having one major active project, Edenvale. This was partially offset by an increase of 18% ($0.9m) due to an increase in core business.

Revenue in Electric Vehicle division was not recognised during the half year ended 31 December, 2023, notwithstanding the receipt of some deposits for orders. This reflects a conservative accounting policy that only recognises revenue upon full deliver of the vehicles. In addition, it reflects the cessation of non-electric vehicle related revenues that formed part of the legacy Tembo business.

Cost of sales

Cost of sales from continuing operations in the first half of the current fiscal year ending June 30, 2024, was $5.4 million, compared to $12.4 million in the first half of the prior fiscal year. Cost of sales in the first half of the current year was comprised of $5.4 million of material and labor related to Critical Power Services sales. In the first half of the prior fiscal year, cost of sales comprised $11.4 million material and labour costs related to Critical Power Services (including $3.6 million of non-recurring costs in the prior period due to exceptional weather events affecting Edenvale project in Aevitas Solar.) and $1.0 million related to Electric Vehicles.

Gross profit

Gross profit from continuing operations is equal to revenue less cost of sales and totalled $0.5 million for the six months ended December 31, 2023, compared to ($3.6) million in the first half of the prior fiscal year. Critical Power Services gross margins have improved to 10.2% in the first half of the current fiscal year, compared to (45.4%) for the six months ended December 31, 2022, due primarily to no non-recurring costs on Aevitas Solar projects (31 December 2022 included $3.6 million as exceptional weather events on the Edenvale project). Underlying Critical Power Services gross margins excluding non-recurring costs improved from nil to 10.2%.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including employee salaries and benefits, director fees, professional fees, insurance, travel, IT, office and other expenses. General and administrative expenses from continuing operations for the first half of the current fiscal year ending June 30, 2024, were $4.4 million, compared to $4.2 million in the prior fiscal year.

Other income

There was less than $0.0m of other income from continuing operations in the first half of the current fiscal year ending June 30, 2024. Other income from continuing operations of $0.3 million in the first half of the prior fiscal year ending June 30, 2023, includes $0.3 million of research and development grants which were received for the Electric Vehicles division.

Depreciation and amortisation

Depreciation and amortisation charges from continuing operations were $0.3 million and $0.4 million, respectively, in the first half of the current fiscal year ending June 30, 2024, compared to $0.3 million and $0.4 million in the first half of the prior fiscal year. Amortisation costs relate to the amortisation of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016 and of Tembo in November 2020.

Restructuring and other non-recurring costs

Restructuring and other non-recurring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

The results of operations for the first half of the current fiscal year ending June 30, 2024, include $1.3m relating to the impairment of intangible assets in the Solar development division. The first half of the prior fiscal year includes $0.1 million of expenses on restructuring projects.

Finance expense

Finance expenses were $2.3 million in the first half of the current fiscal year ending June 30, 2024, comprising $2.2 million of interest on a loan with Arowana (AWN). Other finance charges including audit fees, and interest on other loans and borrowings were more than offset by foreign currency gains on the loan with AWN, held in the Australian dollar denominated subsidiary, Aevitas O Holdings Pty, Ltd. The finance expense for the first half of the prior fiscal year of $2.5 million, comprised $2.9 million of interest on the parent company loan with AWN offset by $0.4 million foreign currency gain on the refinanced parent company loan with AWN, held in the Australian dollar denominated subsidiary, Aevitas O Holdings Pty, Ltd

Income tax credits / expense

The Company is subject to income tax for the period ended December 31, 2023, at rates of 19%, 21%, 26% and 30% in the United Kingdom, the U.SA., Netherlands, and Australia, respectively, and it uses estimates in determining its provision for income taxes.

Discontinued operations

On July 1, 2022, the ex-solar operations of J.A. Martin (formerly J.A. Martin Electrical Pty Limited) were sold to ARA Electrical Engineering Services Pty Limited for a $6.75 million consideration. The $0.8 million loss recorded in the prior period comprises the transaction consideration less $7.5 million carrying value of net assets disposed of.

Financial Position

Property, plant and equipment increased slightly at $3.8 million as at December 31, 2023, versus $3.7m at December 31, 2022, including $0.3 million additions and $0.3 million depreciation.

Intangible assets have increased $0.7 million from $42.2 million at June 30, 2023, to $42.9 million at December 31, 2023, resulting from $1.8 million additions in Electric Vehicles relating to product development activities and $0.7 million favourable foreign exchange movements offset by a $1.3m impairment within the Solar business unit and $0.5 million amortization.

Deferred tax assets have increased $0.9 million to $6.0 million, due to recognition of development phase recoverable tax losses in Electric Vehicles.

Trade and other receivables of $5.7 million at December 31, 2023, have reduced by $1.4 million since June 30, 2023, mainly due to a receipt of $1 million in relation to the UAE investment announced in FY2023 and $0.7 million final settlement with regards the J.A. Martin sale from FY2023.

Inventory of $2.4 million at December 31, 2023, mainly comprises raw materials in the Electric Vehicles and Critical Power Services segments (June 30, 2023: $2.1 million).

Restricted cash of $0.5 million is being held as security for bank guarantees provided to customers in support of performance obligations of customer contracts in Critical Power Services.

Trade and other payables of $18.4 million as at December 31, 2023, have increased by $3.8 million since June 30, 2023, due to timing of payments on supplier contracts and other liabilities.

As of December 31, 2023, the Company had $33.2 million of loans and borrowings outstanding, compared to $32.4 million at June 30, 2023, comprised of the following:

	December 31	June 30
(US dollars in thousands)	2023	2023
Current liabilities:
Debtor invoice finance facility	1,215	1,329
Chattel mortgage	102	89
Bank loan	-	7
Lease liabilities	464	462
Related party loan	1,256	497
	3,037	2,384
Non-current liabilities:
Chattel mortgage	63	50
Lease liabilities	1,668	1,843
Related party loan	28,480	28,111
	30,211	30,004
Total loans and borrowings	33,248	32,388

As at December 31, 2023, the Company had principal balance on outstanding loans with AWN, the Company’s most significant shareholder, of $29.7 million. The increase from $28.6 million at June 30, 2023, results from new short-term bridging loans provided by AWN. The new loans will incur interest at 15% fixed rate, plus BBSY floating base rate.

Lease liabilities have decreased marginally from $2.3 million at June 30, 2023 to $2.1 million at December 31, 2023.

Cash Flow

Cash and cash equivalents have decreased by $0.4 million from $0.5 million at June 30, 2023, to $0.1 million at December 31, 2023. This excludes restricted cash of $0.5 million to be released in the post balance sheet period.

The cash reduction was driven by cash outflows from investing activities of $2.1 million which includes $1.8 million capital expenditure on electric vehicle product development costs in Tembo and $0.3 million investment in property, plant and equipment. This was partially offset by net cash inflow from financing activities of $1.6 million and net cash generated from operating activities of $0.1 million.

Business Overview

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Critical Power Services

VivoPower’s wholly owned Australian subsidiaries, Kenshaw and Aevitas Solar, provide critical energy infrastructure, generation and distribution solutions comprising the design, supply, installation and maintenance of power and control systems, including for utility scale solar farms. The businesses are trusted power advisers to government, commercial and industrial customers. Headquartered in Newcastle, in the Hunter Valley region of New South Wales, the businesses have operations across the Eastern seaboard of Australia and are well positioned to benefit from a strong operating environment driven by growth in public and private sector investment in infrastructure, renewable energy, mining and healthcare.

Revenue from these businesses was $5.9 million for the six months ended December 31, 2023, a decrease of 24% compared to the $7.8 million earned in the comparative period in FY23. This comprised a 100% reduction in solar project revenue in Aevitas Solar ($2.8m) due to there being no active projects during the current period, compared to having one major active project, Edenvale. This was partially offset by an increase of 18% ($0.9m) due to an increase in core business. Gross margins have improved to 10.2% in the first half of the current fiscal year, compared to (45.4%) for the six months ended December 31, 2022, due primarily to no non-recurring costs on Aevitas Solar projects (31 December 2022 included $3.6 million as exceptional weather events on the Edenvale project). Underlying Critical Power Services gross margins excluding non-recurring costs improved from nil to 10.2% driven by strong cost discipline, overhead costs decreased despite skills shortages impacting labour costs and the general higher inflationary environment. General and administrative expenses for the first half of the current fiscal year were $0.7 million, compared to $0.7 million in the six months ended December 31, 2022. Operating loss was $0.4 million, compared to a $4.6 million loss in the prior corresponding period, the improvement reflecting the stronger margins this year and the impact of the Edenvale project last year.

In the longer-term, it is expected that both Kenshaw and Aevitas Solar will benefit from ongoing tailwinds in sectors driven by structural change such as renewable energy, cloud infrastructure and health. Business from existing and new customers in these sectors is likely to offset any decline in activity from other sectors that may face headwinds or experience structural decline such as mining and resources. In the short-term however, Kenshaw is benefiting from increased activity in the mining sector in and around the Hunter Valley.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customised motor modifications; wheel cartridge motor electric repair and refurbishment; and industrial electrical services. Through these capabilities it continues to expand its work in the data centre market with an ongoing focus on the provision of contracted ongoing monitoring and maintenance of critical uninterruptible power supply assets, through its Generator Service division. Kenshaw has also widened its product sales offering with new original equipment manufacturer relationships targeting a wider range of solutions for different customer needs.

Electric Vehicles

As the leading specialist company designing and developing conversion kits for ICE vehicles to be converted into Battery Electric vehicles, Tembo has commenced delivery of its latest version of its conversion kit to our customer in Canada in mid-January 2024.

Tembo’s architecture is designed to allow a ‘plug and play’ approach that allows our global partner community to install and maintain thousands of kits, whether in left-hand drive or right-hand drive, 2 door or 4 door vehicles in the harshest of environments. Our kits are designed for installation in vehicles in the mining, agriculture, safari, humanitarian, defence, first responder, and industrial sectors. Unlike other electric conversion kits, Tembo’s “Plug and Play’ architecture allows us to replace components as technologies change therefore ensuring that the maximum benefit can be obtained from the customers investment.

Tembo has continued to develop and test its EUV23 to ensure the highest level of safety and quality across a variety of test surfaces and conditions, such as the Italian Alps, desert conditions in the UAE, Off road test tracks in the Netherlands and Australia. This regime of testing is designed to ensure that our kits are fit for purpose in any environment. Additional vehicles continue to be developed to ensure that we stress test every component across multiple surfaces and environments.

As part of Tembo’s offering to our partners and customers, we have developed a series of training modules to ensure that installation staff, maintenance staff, drivers and Fleet Managers have all the information, including safety information, to ensure that they can maximise the operations of the converted vehicles whilst achieving the benefits of their investment. Additionally, Tembo has also developed a roadmap for our partners and customers on the journey of moving from an Internal Combustion Engine fleet to a fully electric fleet of light vehicles. This roadmap covers installation of renewable energy storage solutions, charging solutions and strategies on how to charge a large fleet. Also, driver education training is covered to ensure that the end user is trained on how to obtain the best performance from the vehicle.

During the half year, Tembo signed an Agreement with Francisco Motors in the Philippines. The market in the Philippines is estimated to be circa $10 billion USD. Following the signing of the Agreement, Tembo commenced work developing the conversion. To date approximately 1,300 committed orders from various Jeepney cooperatives have been received for delivery later in calendar 2024. These orders equate to approximately $30 million USD.

Currently Tembo is currently gearing up for mass production which is planned to start in mid-2024 with additional shipments planned for Canada followed by shipments to our partners in other countries. Tembo has also now established an R&D and Test facility, along with a team of Engineers, in Melbourne Australia to support our customers locally and in the Asia Pacific region.

In October 2023 Tembo was awarded with the prestigious Electrical Vehicle Innovation of the Year Award in Dubai.

Sustainable Energy Solutions (“SES”)

VivoPower’s Sustainable Energy Solutions (“SES”) business segment offers a comprehensive set of solutions and services to our customers and partners, especially those wanting to transition from Internal Combustion Engine (ICE) vehicles to fully electric vehicles. These segments include:

●	Scoping and developing Solar Micro Grids,
●	Critical Power infrastructure to support Hospitals, Aged Care Centres, Data Centres, and other mission critical electric applications,
●	Battery second life applications, recycling, and leasing,
●	Education services to assist customers to implement the renewable infrastructure, including the charging stations, required to support and electric vehicle fleet.

Our SES operations are operated locally in Australia through our Critical Power Services unit, and for other countries SES is establishing a partner network to support our customers. These partners are being selected for their professionalism, quality of service, and knowledge of the market sector. SES has developed a comprehensive set of materials to ensure that our offerings are consistent globally and that learnings are shared across the SES eco-system.

As the commercial electric vehicle market is still in its infancy, SES revenues are negligible, however VivoPower believes that as the commercial electric vehicle market grows demand for its services will increase.

Solar

VivoPower is strategically poised to capitalize on its solar assets by targeting the monetization of our expansive US solar project portfolio through the development of strategic joint ventures in the AI compute and data mining infrastructure sectors. Our objective is to channel the proceeds into accelerating our SES strategy.

The Company’s subsidiary, Caret LLC, holds a portfolio of 36 diversified solar projects across nine states, with a potential output of 1.8 GW-DC.

Post the acquisition and rebranding from ISS in July 2021, our focus has been on advancing 6 key Texas projects totalling 323.7 MW-DC. These are in late-stage development, strategically chosen for their location in less saturated solar markets, with all major preparatory work completed.

A pivotal move announced in the FY2023 results was our partnership with Backbone Digital, contributing two of our Texas solar projects with a total power generation capacity of 96.5MW-DC towards the execution of our Power-to-X strategy. This alliance is part of our ongoing efforts to develop vertically integrated power and data infrastructure projects, enhancing our entry into digital infrastructure.

The rest of our portfolio is either paused or being reassessed for potential off-grid applications, in line with our strategy. We’re tapping into the demand from data infrastructure developers for collocating data centres with our solar farms.

By divesting from non-core solar assets and focusing on strategic partnerships like the one with Backbone Digital, we aim to reallocate resources to our core SES strategy, ensuring a sustainable and value-driven approach.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income1

For the Six Months Ended December 31, 2023

(Unaudited)

	Six months ended December 31
(US dollars in thousands except per share amounts)	2023	2022
Revenue from contracts with customers	5,910	8,733
Cost of sales:
Cost of sales – non-recurring events	-	(3,554)
Other cost of sales	(5,373)	(8,814)
Total cost of sales	(5,373)	(12,368)
Gross profit/(loss)	537	(3,635)
General and administrative expenses	(4,350)	(4,213)
Gain on solar development	-	26
Other income	46	300
Depreciation of property, plant and equipment	(292)	(275)
Amortization of intangible assets	(413)	(416)
Operating loss	(4,472)	(8,213)
Restructuring & other non-recurring costs	(1,261)	(112)
Finance income	7	1
Finance expense	(2,298)	(2,467)
Loss before income tax	(8,025)	(10,791)
Income tax	196	379
Loss from continuing operations	(7,828)	(10,412)
Profit/(loss) from discontinued operations	-	(804)
Loss for the period	(7,828)	(11,216)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	(1,113)	(49)
Total loss for the period	(8,941)	(11,265)

Earnings per share (from continuing operations) [2]	USD	USD
Basic	(2.92)	(4.40)
Diluted	(2.92)	(4.40)

Note:

(1)	Financials for continuing operations for both six months ended December 31, 2023, and six months ended December 31, 2022, up to the “Loss from continuing operations” line and for earnings per share.
(2)	Earnings per share has been restated for a 1:10 reverse stock split completed on 5 October 2023

VivoPower International PLC

Consolidated Statement of Financial Position

As at December 31, 2023

	December 31	June 30
	2023	2023
(US dollars in thousands)	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	3,786	3,742
Intangible assets	42,906	42,175
Investments	68	66
Deferred tax assets	6,040	5,136
Total non-current assets	52,800	51,119

Current assets
Cash and cash equivalents	115	553
Restricted cash	484	608
Trade and other receivables	5,680	7,021
Inventory	2,368	2,115
Assets held for sale	-	-
Total current assets	8,647	10,297
TOTAL ASSETS	61,446	61,416

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	18,429	14,597
Income tax liability	168	156
Provisions	1,848	1,778
Loans and borrowings	3,037	2,384
Liabilities held for sale	-	-
Total current liabilities	23,482	18,915

Non-current liabilities
Other payables	9,044	6,443
Loans and borrowings	30,211	30,004
Provisions	64	76
Deferred tax liability	2,685	2,232
Total non-current liabilities	42,004	38,755
Total Liabilities	65,486	57,670

Equity
Share capital	387	308
Share premium	105,617	105,018
Cumulative translation reserve	90	1,203
Other reserves	(6,017)	(6,492)
Accumulated deficit	(104,119)	(96,291)
Total equity	(4,042)	3,746

TOTAL EQUITY AND LIABILITIES	61,446	61,416

VivoPower International PLC

Consolidated Statement of Cash Flow

For the Six Months Ended December 31, 2023

(Unaudited)

	Six months ended December 31
(US dollars in thousands)	2023	2022
Loss from continuing operations	(8,024)	(10,791)
Income from discontinued operations	-	-
Income tax	(243)	(42)
Finance expense	1,224	2,467
Depreciation of property, plant and equipment	292	275
Amortization/Impairment of intangibles assets	1,674	416
Gain on solar development	-	(26)
Share-based payments	208	-
Other reserves movements	-	(260)
Decrease in trade and other receivables	1,341	1,532
Increase / (decrease) in trade and other payables	3,833	(716)
Increase in inventories	(253)	(179)
Increase / (decrease) in provisions	58	(179)
Net cash used in operating activities	110	(7,503)

Cash flows from investing activities
Proceeds on sale of property, plant and equipment	-	58
Purchase of property, plant and equipment	(336)	(312)
Purchase of intangibles	(1,788)	(1,228)
Investment in shares	-	(68)
Proceeds on sale of J.A. Martin ex-solar operations	-	2,591
Net cash from / (used in) investing activities	(2,124)	1,041

Cash flows from financing activities
Issuance of share capital	598	5,065
Related party loan borrowings	1,128	2,722
Lease repayments	(173)	(225)
Debtor finance (repayments) / borrowings	(114)	1,280
Other borrowings / (repayments)	19	(327)
Transfers from restricted cash	124	190
Finance expense	-	(290)
Net cash from financing activities	1,582	8,415

Net (decrease) / increase in cash and cash equivalents	(433)	1,953
Effects of exchange rate changes on cash held	(5)	(10)
Cash and cash equivalents at the beginning of the period	553	1,285
Cash and cash equivalents at the end of the period	115	3,228

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the Six Months Ended December 31, 2023

(Unaudited)

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings	Non- controlling interest	Total Equity
At July 1, 2022	256	99,418	(6,118)	(139)	(71,451)	-	21,966

Total comprehensive loss for the period	-	-	-	-	(11,216)	-	(11,216)
Other comprehensive income/(expense)	-	-	(29)	(20)	-	-	(49)
Employee share awards	-	-	60	-	-	-	60
Capital raises	51	5,449	(435)	-	-	-	5,065
At December 31, 2022	307	104,867	(6,522)	(159)	(82,667)	-	15,826

Total comprehensive loss for the period	-	-	-	-	(13,139)	-	(13,139)
Other comprehensive income/(expense)	-	-	(76)	1,362	-	-	1,286
Equity instruments	-		49	-	-	-	49
Employee share awards	1	151	(66)	-	-	-	86
Capital raises	-	-	(11)	-	-	-	(11)
At June 30, 2023	308	105,018	(6,492)	1,202	(96,291)	-	3,746

Total comprehensive loss for the period	-	-	-	-	(7,828)	-	(7,828)
Other comprehensive income/(expense)	-	-	84	(1,113)	-	-	(1,029)
Equity instruments	-	-	266	-	-		266
Employee share awards	15	-	192	-	-	-	208
Capital raises	64	599	(67)	-	-	-	596
At December 31, 2023	387	105,617	(6,017)	90	(104,119)	-	(4,042)

This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-227810, 333-251546,333-268720, and 333-273520), on Form F-3 (Registration Number 333-276509) and on Form F-1 (Registration Number 333-267481) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 5, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman